Mail Stop 4561

April 20, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

      Re: **CapTerra Financial Group, Inc.**
                Item 4.02 Form 8-K
                Filed on April 13, 2009
                File No. 000-50764

Dear Mr. James W. Creamer III:

      We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

                            Sincerely,

                            Wilson K. Lee
                            Staff Accountant